SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act Of 1934

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
(Name of Subject Company (Issuer))

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

64128C106

(CUSIP Number of Class of Securities)

Joseph V. Amato
Chief Executive Officer and President
Neuberger Berman High Yield Strategies Fund Inc.
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002
Telephone:  (212) 476-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Arthur C. Delibert, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006-1600
Telephone:  (202) 778-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$55,251,001.30 (a)	$6,027.88 (b)

(a)          Calculated as the aggregate maximum purchase price to be paid for 4,885,146 shares in the offer, based upon a price of 96% of the net asset value per share of $11.78 on November 2, 2020.

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,027.88	Filing Party:	Neuberger Berman High Yield Strategies Fund Inc.
Form or Registration No.:	SC TO-I	Date Filed:	November 10, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Neuberger Berman High Yield Strategies Fund Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on November 10, 2020 (as amended hereby, the “Schedule TO”).  The Schedule TO relates to the Fund’s offer to purchase up to 25% of its outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”) (the “Offer”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated November 10, 2020 and the related Letter of Transmittal, as the same may be amended or supplemented, copies of which have been filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.  Filed herewith as Exhibit (a)(5)(ii) is a copy of the press release issued by the Fund dated December 11, 2020 announcing the preliminary results of the Offer and the information contained therein is incorporated herein by reference.  Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.        Exhibits.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document
(a)(5)(ii)	Press Release issued by the Fund dated December 11, 2020.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Neuberger Berman High Yield Strategies Fund Inc.

By:	/s/ Brian Kerrane
Name:	Brian Kerrane
Title:	Chief Operating Officer and Vice President

Dated as of:   December 11, 2020

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated November 10, 2020.[1]
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).[1]
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(1)(v)	Notice of Withdrawal.[1]
(a)(5)(i)	Press Release issued by the Fund dated November 10, 2020.[1]
(a)(5)(ii)	Press Release issued by the Fund dated December 11, 2020. (Filed herewith).

1Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 10, 2020